SECURITIES ACT FILE NO. 333-132425
INVESTMENT COMPANY ACT FILE NO. 811-10341

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 | |
PRE-EFFECTIVE AMENDMENT NO.           |_|
  POST-EFFECTIVE AMENDMENT NO. 1    |X|

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
AMENDMENT NO.   17      |X|

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UBS TAMARACK INTERNATIONAL FUND, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

51 West 52nd Street
New York, New York 10019
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 882-5000

James Dwyer, Esq.
c/o UBS Financial Services Inc.
51 West 52nd Street
New York, New York 10019
(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

_________________

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box    |X|

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

           |_|           This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

           |_|           This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is — ______.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933, as amended (SEC File No. 333-132425), also constituting Amendment No. 17 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (SEC File No. 811-10341), consists of the following:

1.     Facing Sheet of the Registration Statement.

2.     Part A to the Registration Statement (incorporating by reference Part A to the Registration Statement on Form N-2 filed with Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (SEC File No. 333-126983), also constituting Amendment No. 16 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (SEC File No. 811-10341), filed on Form POS 8C on March 14, 2007.

3.     Part B to the Registration Statement (incorporating by reference Part B to the Registration Statement on Form N-2 filed with Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (SEC File No. 333-126983), also constituting Amendment No. 16 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (SEC File No. 811-10341), filed on Form POS 8C on March 14, 2007.

4.     Part C to the Registration Statement (including signature page).

5.     Exhibits 99(r) and 99(s) to Item 25 of the Registration Statement (incorporating by reference Exhibits 99(r) and 99(s) to Item 25 of the Registration Statement on Form N-2 filed with Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (SEC File No. 333-126983), also constituting Amendment No. 16 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (SEC File No. 811-10341), filed on Form POS 8C on March 14, 2007.

6.     Exhibit 99(n)(2) to Item 25 of the Registration Statement.

This Post-Effective Amendment No. 1 is being filed solely to correct an error in the 1933 Act file number in the submission header of the Registrant’s Registration Statement on Form N-2 filed on Form POS 8C on March 14, 2007 (SEC Accession No. 0000899681-07-000226). The wrong 1933 Act file number (333-126983) appeared in the submission header; the correct 1933 Act file number is 333-132425, and 333-132425 should have appeared in the submission header.

PART C.  OTHER INFORMATION

Item 25.  Financial Statements and Exhibits.

1.	Financial Statements:	Part A:	Financial Highlights

Part B:	Report of Independent Registered Public Accounting Firm, Statement of Assets, Liabilities and Members' Capital, Statement of Operations, Statement of Changes in Members' Capital, Notes to Financial Statements and Schedule of Portfolio Investments

2.	Exhibits:

a.	(1) Certificate of Formation(1)
(2) Certificate of Amendment(1)
(3) Limited Liability Company Agreement (included as Appendix A to the Fund's prospectus)

b.	Not Applicable.
c.	Not Applicable.
d.	See Item 25(2)(a)(3)
e.	Not Applicable.
f.	Not Applicable.

g.	Investment Advisory Agreement(1)

h.	Distribution Agreement(2)

j.	Custodian Services Agreement(1)

k.	(1) Administration Agreement(1) (2) Administration, Accounting and Investor Services Agreement(1) (3) Escrow Agreement(1) (4) Investor Certificate (included as Appendix B to the Fund's prospectus)

l.	Opinion and Consent of Stroock & Stroock & Lavan LLP(3)

n.	(1) Opinion and Consent of Stroock & Stroock & Lavan LLP(1) (2) Consent of Independent Registered Public Accounting Firm*

p.	Not Applicable.

r.	Code of Ethics(4)

s.	Powers of Attorney(4)

__________________________
*     Filed herewith.

(1)	Incorporated by reference to the respective Exhibits to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on April 6, 2001.

(2)	Incorporated by reference to the Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on May 15, 2001.

(3)	Incorporated by reference to the Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-132425) filed on March 14, 2006.

(4)	Incorporated by reference to the respective Exhibits to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-126983) filed on March 14, 2007.

Item 26.  Marketing Arrangements: Not Applicable.

Item 27.  Other Expenses of Issuance and Distribution:*

Registration fees
Legal fees
NASD fees
Blue Sky fees
Accounting fees
Printing
Miscellaneous
Total

*  Incorporated by reference to the Registration Statement on Form N-2 (Reg. No. 333-132425) filed on March 14, 2006.

Item 28.  Persons Controlled by or Under Common Control with Registrant:  None.

Item 29.  Number of Holders of Securities as of February 1, 2007:

Title of Class	Number of Recordholders

Limited Liability Company Interests	4,973

Item 30.  Indemnification:

           Reference is made to Section 3.7 of the Registrant's Limited Liability Company Agreement (the "LLC Agreement") included in the prospectus as Appendix A, to Paragraph 7 of the Registrant's Investment Advisory Agreement ("Investment Advisory Agreement") previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on April 6, 2001, and to Section 8 of the Registrant's Distribution Agreement ("Distribution Agreement") previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on May 15, 2001. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement, Investment Advisory Agreement and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "Investment Company Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

           The Registrant, in conjunction with UBS Fund Advisor, L.L.C. (the "Adviser"), the Registrant's directors and other registered management investment companies managed by the Adviser or its affiliates, maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31.  Business and Other Connections of Investment Adviser:

           A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-55537), and is incorporated herein by reference.

Item 32.  Location of Accounts and Records:

           PFPC Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 400 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by UBS Fund Advisor, L.L.C., 51 West 52nd Street, New York, New York 10019.

Item 33.  Management Services:  Not Applicable.

Item 34.  Undertakings:

I.	The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.	The Registrant undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, as amended (the "1933 Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

IV.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

V.	The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

VI.	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of May 2007.

UBS TAMARACK INTERNATIONAL FUND, L.L.C. By: /s/ C. Philip Tazza C. Philip Tazza Authorized Signatory

           Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on May 3, 2007.

Name	Title

/s/ Douglas A. Lindgren Douglas A. Lindgren	Principal Executive Officer

/s/ C. Philip Tazza C. Philip Tazza	Principal Accounting Officer

/s/ Meyer Feldberg Meyer Feldberg*	Director

/s/ George W. Gowen George W. Gowen*	Director

/s/ Stephen H. Penman Stephen H. Penman*	Director

*By: /s/ C. Philip Tazza C. Philip Tazza, attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(n)(2)	Consent of Independent Registered Public Accounting Firm